EXHIBIT 99.1

Nanobiotix Provides First Quarter 2025 Operational and Financial Update

  Dosing of a first patient in the CONVERGE study, a Phase 2 randomized controlled clinical trial for patients with stage 3 unresectable non-small cell lung cancer
  Presentation of data at the European Lung Cancer Conference in a Phase 1 study of re-irradiation with JNJ-1900 (NBTXR3) in locoregional recurrent NSCLC and a Phase 1 study of JNJ-1900 (NBTXR3) in combination with nivolumab or pembrolizumab for patients with lung metastases from NSCLC or other solid tumors
  Strengthened financial position through an amendment to the global licensing agreement for JNJ-1900 (NBTXR3) which extended cash runway into mid-2026 and permanently reduced operational cash burn
  €39.8 million in cash and cash equivalents as of March 31, 2025

PARIS and CAMBRIDGE, Mass., May 21, 2025 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO - NASDAQ: NBTX - the “Company”), a late-clinical stage biotechnology company pioneering nanotherapeutic approaches to expand treatment possibilities for patients with cancer and other major diseases, today provided an update on operational progress and reported financial results for the first quarter of 2025.

“We are pleased with the execution across the JNJ-1900 (NBTXR3) development programs and are excited for the important milestones ahead. NANORAY-312 continues to advance in head and neck cancer, with our ongoing global transfer of sponsorship moving toward completion, and the recent expansion of development into lung cancer through the CONVERGE study. We were also pleased by the updated clinical data further supporting expansion into indications including lung cancer amenable to re-irradiation recently presented by MD Anderson at ESTRO and ELCC, respectively and locally advanced or borderline resectable pancreatic cancer,” said Laurent Levy, co-founder of Nanobiotix and chairman of the executive board.

Operational Highlights

  Ongoing Randomized Phase 2 Study in Unresectable Stage 3 NSCLC (CONVERGE)
    First patient dosed in the Johnson & Johnson-sponsored Phase 2 randomized CONVERGE study evaluating JNJ-1900 (NBTXR3) for patients with unresectable stage 3 non-small cell lung cancer (“NSCLC”) in 1Q2025
  NSCLC Amenable to Re-irradiation (Phase 1 Study MDA 2020-0123 sponsored by MD Anderson)
    Presented first data showing a favorable safety profile and early signals of efficacy from the completed dose escalation part of a Phase 1 study evaluating radiotherapy-activated JNJ-1900 (NBTXR3) as a second or later line (2L+) therapy at the 2025 European Lung Cancer Conference (ELCC).
  Amendment to global licensing agreement for JNJ-1900 (NBTXR3) extended cash runway to mid-2026 with a meaningful reduction in cash burn expected moving forward
    Removed the vast majority of the funding obligation for NANORAY-312 and released Johnson & Johnson from select future potential milestone payments, while safeguarding hundreds of millions in potential milestone and royalty payments for lead programs for Nanobiotix

Subsequent events

  Locally Advanced or Borderline Resectable Pancreatic Cancer (Phase 1 Study MDA 2019-1001 sponsored by The University of Texas MD Anderson Cancer Center ("MD Anderson"))
    Presented full results from the completed dose escalation and dose expansion parts of a Phase 1 study evaluating JNJ-1900 (NBTXR3) demonstrating encouraging oncologic outcomes and a favorable safety profile supporting further exploration in a randomized study at the 2025 Annual Meeting of the European Society for Radiotherapy and Oncology (ESTRO 2025)
    Recruitment ongoing in new cohort evaluating JNJ-1900 (NBTXR3) combined with standard-of-care chemotherapy followed by concurrent chemoradiation (“CCRT” – with capecitabine or 5-FU) with first patient already injected

First Quarter Financial Updates

Cash and Cash Equivalents: based on the current operating plan and financial projections, Nanobiotix anticipates that the cash and cash equivalents of €39.8 million as of March 31, 2025, will fund its operations into mid-2026.

About JNJ-1900 (NBTXR3)

JNJ-1900 (NBTXR3) is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. Its proof-of-concept was achieved in soft tissue sarcomas through a successful randomized Phase 2/3 study in 2018. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that JNJ-1900 (NBTXR3) could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

Radiotherapy-activated JNJ-1900 (NBTXR3) is being evaluated across multiple solid tumor indications as a single agent or combination therapy. The program is led by NANORAY-312—a global, randomized Phase 3 study in locally advanced head and neck squamous cell cancers. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of JNJ-1900 (NBTXR3) activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the Phase 3 study.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating JNJ-1900 (NBTXR3) across tumor types and therapeutic combinations. In 2023, Nanobiotix announced a license agreement for the global co-development and commercialization of JNJ-1900 (NBTXR3) with Janssen Pharmaceutica NV, a Johnson & Johnson company.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 2, 2025 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2024 universal registration document filed with the AMF on April 2, 2025, and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Ricky Bhajun Director, Investor Relations investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Becky Lauer +1 (646) 286-0057 uncappednanobiotix@uncappedcommunications.com

Attachment

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